EXHIBIT 23.2

CONSENT OF KPMG LLP, INDEPENDENT AUDITORS

We consent to the use of our reports dated March 28, 2003, with respect to the consolidated balance sheets of Zhone Technologies, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2002 and the related financial statement schedule, which reports appear in the December 31, 2002 Form 10, as amended, of Zhone Technologies, Inc., incorporated herein by reference.

Our reports refer to a change in accounting for goodwill and other intangible assets in 2002.

/s/    KPMG LLP

Mountain View, California

August 1, 2003